UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number 001-09038

CENTRAL FUND OF CANADA LIMITED
(Translation of registrant’s name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta , Canada  T3C 0X8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)

Date: May 11, 2010	By: /s/ J.C. STEFAN SPICER _______________________________ (Signature) J.C. Stefan Spicer, President & CEO

2

EXHIBIT INDEX

EXHIBIT NO.          DESCRIPTION

99.1                          Underwriting Agreement dated May 11, 2010

EXHIBIT 99.1

EXECUTION COPY

UNDERWRITING AGREEMENT

May 11, 2010

Central Fund of Canada Limited
Hallmark Estates, Suite 805
1323-15th Avenue S.W.
Calgary, Alberta
T3C 0X8

Attention:             Mr. J. C. Stefan Spicer
President, CEO and Director

CIBC World Markets Inc. (“CIBC”) and Credit Suisse Securities (Canada), Inc. (collectively, the "Underwriters" and each individually, an “Underwriter”), understand that Central Fund of Canada Limited (the "Corporation") proposes to issue and sell to the Underwriters 23,600,000 Class A non-voting, fully participating shares ("Class A Shares") in the capital of the Corporation (the "Underwritten Shares"). The Underwriters further understand that the Corporation has prepared and filed a short form base shelf prospectus, a registration statement and all necessary documents relating thereto and will prepare and file, without delay, a prospectus supplement and all necessary related documents and will take all additional necessary steps to qualify or register the Underwritten Shares for distribution in each of the Qualifying Canadian Jurisdictions (as defined below) and in the United States, as applicable.

Based on the foregoing, and subject to the terms and conditions contained in this Agreement, the Underwriters hereby severally, and not jointly or jointly and severally, offer to purchase from the Corporation in the respective percentages set forth in paragraph 19 hereof, and by its acceptance hereof, the Corporation accepts such offer and agrees to sell to the Underwriters, the Underwritten Shares on the Closing Date (as defined below) at a price of U.S. $14.85 per Underwritten Share (the “Purchase Price”) being an aggregate purchase price of U.S. $350,460,000.

The Underwriters shall have a right (the "Right"), which Right may be exercised in the Underwriters’ sole discretion and without obligation, to increase the size of the offering by up to an additional 1,700,000 Class A Shares of the Corporation which, if subscribed for hereunder, shall be deemed to form part of the Underwritten Shares for the purposes hereof. The Right shall be exercisable by the Underwriters, at any time prior to 4:00 p.m. (Toronto time) on the date hereof, by delivering written notice to the Corporation prior to the expiry of the Right, after which time the Right shall be void and of no further force and effect.

In consideration of the Underwriters’ agreement to purchase the Underwritten Shares and in consideration of the services to be rendered by the Underwriters in connection with the distribution of the Underwritten Shares in each of the Qualifying

Canadian Jurisdictions and the United States, the Corporation will pay to the Underwriters a fee of approximately U.S. $0.594 per Underwritten Share (the “Underwriting Fee”) for an aggregate of U.S. $15,028,200, assuming the Right is exercised in full. Such fee shall be due and payable at the Closing Time (as defined below) against payment by the Underwriters for the Underwritten Shares.

All actions to be undertaken by the Underwriters in connection with the offering or sale of the Underwritten Shares in the United States, shall be undertaken through their respective U.S. Dealer.

DEFINITIONS

In this Agreement:

"affiliate", "distribution", "material change", "material fact", "misrepresentation", and "subsidiary" when used in connection with the Canadian Shelf Prospectus, Canadian Prospectus Supplement or any Prospectus Amendment thereto shall have the respective meanings given to them under the Canadian Securities Laws, when used in connection with the Registration Statement, the U.S. Shelf Prospectus, the U.S. Prospectus Supplement or any Prospectus Amendment thereto shall have the respective meaning (to the extent applicable) under the U.S. Securities Laws including judicial and administrative interpretations thereof, and in all other contexts shall have the respective meanings given to them under Canadian Securities Laws;

"Agreement" means the agreement resulting from the acceptance by the Corporation of the offer made by the Underwriters by this letter;

"Applicable Securities Laws" means the Canadian Securities Laws and the U.S. Securities Laws;

"Applicable Time" means the time identified by the Underwriters as the time of the first confirmed sale of Class A Shares pursuant to this Agreement, which shall be no earlier than the time that the initial U.S. Prospectus Supplement is filed;

"ASC" means the Alberta Securities Commission;

"Business Day" means a day which is not a Saturday, a Sunday or a statutory or civic holiday in Toronto or New York City and a day on which the office of the SEC in Washington D.C. is open for business;

"Canadian Shelf Prospectus" and "Canadian Prospectus Supplement" mean the Canadian short form base shelf prospectus of the Corporation dated September 8, 2009 and Canadian prospectus supplement dated the date hereof, respectively, including in each case any Documents Incorporated by Reference, prepared by the Corporation in accordance with National Instruments 44-101 and 44-102, respectively, relating to the distribution of the Underwritten Shares and prepared and filed with the Canadian Securities Regulators in accordance with Canadian Securities Laws;

"Canadian Securities Laws" means all applicable securities laws in each of the Qualifying Canadian Jurisdictions and the respective regulations and rules under such laws together with applicable published policy statements of the Canadian Securities Regulators in the Qualifying Canadian Jurisdictions;

"Canadian Securities Regulators" means the applicable securities commission or regulatory authority in each of the Qualifying Canadian Jurisdictions;

"Canadian Transfer Agent" means CIBC Mellon Trust Company, with its principal offices in the cities of Calgary, Montreal, Toronto and Vancouver;

"Claim" has the meaning given to it in sub-paragraph 10(a);

"Class A Shares" means Class A non-voting, fully participating shares without par value in the capital of the Corporation;

"Closing" means the completion of the sale by the Corporation and the purchase by the Underwriters of the Underwritten Shares pursuant to the terms and conditions of this Agreement;

"Closing Date" means May 18, 2010, or such other date as the Corporation and the Underwriters may agree upon in writing or as may be changed in accordance with subparagraph 4(c) of the Agreement;

"Closing Time" means 8:30 am (Toronto time) on the Closing Date;

"Common Shares" means common shares without par value in the capital of the Corporation;

"Corporation" means Central Fund of Canada Limited;

"Disclosure Package" means: (i) the U.S. Shelf Prospectus, as amended or supplemented; (ii) any U.S. Prospectus Supplement delivered to the Underwriters prior to the Applicable Time; (iii) the issuer free writing prospectuses, as defined in Rule 433 of the 1933 Act, listed on Schedule B hereto; and (iv) the information set forth on Schedule A hereto;

"Documents Incorporated by Reference" means collectively those documents incorporated by reference in the Canadian Shelf Prospectus, the U.S. Shelf Prospectus, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement, including any other document prepared by the Corporation and filed with Canadian Securities Regulators after the date of this Agreement and before the completion of the distribution of the Underwritten Shares that is of a type that is required to be incorporated by reference in the Canadian Shelf Prospectus and the Canadian Prospectus Supplement pursuant to National Instrument 44-101;

"Effective Date" means any date as of which the Registration Statement or any amendment thereto is declared effective under the 1933 Act;

"Financial Information" means the Corporation’s financial statements included in the Documents Incorporated by Reference together with any auditors' report thereon and the notes thereto;

"FINRA" means Financial Industry Regulatory Authority, Inc.;

"free writing prospectus" has the meaning set forth in Rule 405 of the 1933 Act;

"Indemnified Party" has the meaning given to it in subparagraph 10(b);

"Indemnifier" has the meaning given to it in subparagraph 11(a);

"1933 Act" means the United States Securities Act of 1933, as amended;

"1934 Act" means the United States Securities Exchange Act of 1934, as amended;

"National Instrument 44-101" means National Instrument 44-101 adopted by the Canadian Securities Regulators;

"National Instrument 44-102" means National Instrument 44-102 adopted by the Canadian Securities Regulators;

"notice" has the meaning given to it in paragraph 20;

“Passport Receipt” means a receipt issued by the applicable Canadian Securities Regulator, as principal regulator pursuant to the Passport System and which evidences the receipt of the applicable Canadian Securities Regulator, on behalf of itself and the Canadian Securities Regulators of the other Qualifying Canadian Jurisdictions (other than Ontario) for the Canadian Shelf Prospectus;

“Passport System” means the passport system provided for under National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions, adopted by the Canadian Securities Regulators, other than Ontario;

"Prospectus Amendment" means any amendment or supplement to any of the Shelf Prospectuses, the Disclosure Package, the Prospectus Supplements or the Registration Statement;

"Prospectus Supplements" means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement;

"Purchase Price" has the meaning given to it above;

"Qualifying Canadian Jurisdictions" means all of the provinces (other than Québec) and territories of Canada;

"Registration Statement" means the registration statement number 333-161635 on Form F-10 referred to in paragraph 1(d) of this Agreement, including the U.S. Shelf Prospectus and the exhibits thereto and the Documents Incorporated by Reference therein, at the Effective Date and as thereafter amended or supplemented;

"Right" has the meaning given to it above;

"Right Shares" means the Class A Shares purchased by the Underwriters upon the exercise of the Right;

"Rules" has the meaning given to it in subparagraph 7(v);

"SEC" means the United States Securities and Exchange Commission;

"Shelf Prospectuses" means, collectively, the Canadian Shelf Prospectus and the U.S. Shelf Prospectus;

"Stock Exchanges" means the Toronto Stock Exchange and the NYSE Amex Equities;

"Subsidiaries" has the meaning ascribed thereto in the Business Corporations Act (Alberta);

"Underwriters" has the meaning given to it above;

"Underwriting Fee" has the meaning given to it above;

"Underwritten Shares" has the meaning given to it above and shall be deemed to include any Right Shares purchased by the Underwriters in the event the Right is exercised;

"U.S. Dealers" means the respective U.S. broker-dealer affiliate of each of the Underwriters, registered as such with the SEC under Section 15 of the 1934 Act, which is a member of FINRA;

"U.S. Prospectus Supplement" means the prospectus supplement (including the Documents Incorporated by Reference therein) prepared by the Corporation and relating to the offering of Underwritten Shares in the United States, and filed by the Corporation pursuant to General Instruction II.L. of Form F-10 within the time period specified by such rule;

"U.S. Securities Laws" means all applicable securities legislation in the United States, including without limitation the 1933 Act and 1934 Act, and the rules and regulations promulgated thereunder, including judicial and administrative interpretations thereof;

"U.S. Shelf Prospectus" means the prospectus, including any supplement thereto, included in the Registration Statement on the Effective Date (including the Documents Incorporated by Reference therein) prepared by the Corporation dated September 8, 2009; and

"U.S. Transfer Agent" means Mellon Investor Services LLC, in the cities of Jersey City, New Jersey and Pittsburgh, Pennsylvania.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to "paragraphs", "subparagraphs" and "clauses" are to the appropriate paragraph, subparagraph or clause of this Agreement.

All references to dollars or "$" are Canadian dollars unless otherwise expressed.

TERMS AND CONDITIONS

1.            Compliance with Securities Laws - Filing of Prospectuses

The Corporation represents and warrants to, and covenants and agrees with, the Underwriters that:

(a)
the Corporation has filed the Canadian Shelf Prospectus in each of the Qualifying Canadian Jurisdictions pursuant to National Policy 11-202 and has obtained a Passport Receipt and a receipt in Ontario evidencing receipts by each of the Canadian Securities Regulators of the Qualifying Canadian Jurisdictions for the Canadian Shelf Prospectus;

(b)
the Corporation shall fulfil or cause to be fulfilled to the reasonable satisfaction of the Underwriters’ counsel all relevant provisions of Canadian Securities Laws that are required to be fulfilled by the Corporation to permit the distribution of the Underwritten Shares in each of the Qualifying Canadian Jurisdictions, by or through the Underwriters who shall comply with the relevant provisions of Canadian Securities Laws;

(c)
the Corporation shall, as soon as possible, fulfill all legal requirements to enable the distribution of the Underwritten Shares and in any event shall file the Canadian Prospectus Supplement in each of the Qualifying Canadian Jurisdictions on or prior to 4:30 pm (Toronto time) on May 11, 2010;

(d)
(i) the Corporation has prepared and filed with the SEC the Registration Statement including the Canadian Shelf Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 under the 1933 Act and the Rules) and a written irrevocable consent and power of attorney of the Corporation on Form F-X (the "Form F-X"); (ii) the Registration Statement became effective on September 8, 2009 pursuant to Rule 467(a) under the 1933 Act; (iii) no stop order suspending the effectiveness of the Registration Statement has been issued by the SEC, nor has any proceeding with respect thereto been instituted or threatened; and (iv) the Corporation has fulfilled and complied with, to the reasonable satisfaction of the Underwriters, the U.S. Securities Laws required to be fulfilled or complied with by the Corporation to enable the Underwritten Shares to be lawfully distributed to the public in the United States;

(e)
the Corporation is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the 1933 Act.  Any free writing prospectus that the Corporation is required to file pursuant to Rule 433(d) under the 1933 Act has been, or will be, filed with the SEC in accordance with the requirements of the 1933 Act and the applicable rules and regulations of the SEC thereunder.  Each free writing prospectus that the Corporation has filed, or is required to file, pursuant to Rule 433(d) under the 1933 Act or that was prepared by or on behalf of or used or referred to by the Corporation complies or will comply in all material respects with the requirements of the 1933 Act and the applicable rules and regulations of the SEC thereunder. Except for the free writing prospectuses, if any, identified in Schedule B hereto, and electronic road shows, if any, furnished to the Underwriters before first use, the Corporation has not prepared, used or referred to, and will not, without the Underwriters’ prior consent, prepare, use or refer to, any free writing prospectus.

2.            Due Diligence

Prior to the filing of the Prospectus Supplements, the Corporation shall permit the Underwriters and their counsel to review and provide comments on drafts of the Prospectus Supplements and shall allow the Underwriters to conduct any due diligence investigations which they reasonably require in order to fulfill their obligations as an underwriter under the Applicable Securities Laws and in order to enable the Underwriters to responsibly execute the certificate in the Canadian Prospectus Supplement required to be executed by them.

3.	(a)	Deliveries on Filing of Prospectus Supplements

No later than the time of filing of the Prospectus Supplements with the Canadian Securities Regulators and with the SEC, unless otherwise indicated below, the Corporation shall deliver to the Underwriters:

(i)	a copy of each of the Prospectus Supplements, including all Documents Incorporated by Reference, in the English language, signed, filed and certified as required by the Applicable Securities Laws; and

(ii)
a copy of each other document filed by the Corporation at or prior to the time of filing the Canadian Prospectus Supplement in compliance with Applicable Securities Laws in connection with the distribution of the Underwritten Shares.

(b)           Prospectus Amendments

In the event that the Corporation is required by Applicable Securities Laws to prepare and file a Prospectus Amendment, the Corporation shall prepare and deliver promptly to the Underwriters signed and certified copies of such Prospectus Amendment along with all Documents Incorporated by Reference that have not been previously delivered.  Any Prospectus Amendments shall be in form and substance satisfactory to the Underwriters acting reasonably. Concurrently with the delivery of any Prospectus Amendment, the Corporation shall deliver to the Underwriters with respect to such Prospectus Amendment, documents similar to those referred to in clauses 3(a)(i) and (ii).

(c)           Commercial Copies

The Corporation shall cause commercial copies of the Shelf Prospectuses and the Prospectus Supplements to be delivered, without charge, to the Underwriters in Toronto and in such other cities in North America and in such quantities as the Underwriters may reasonably request by written instructions to the printer of such documents.  Such delivery of the Prospectus Supplements shall be effected as soon as possible but, in any event, on or before noon (Toronto time) on May 12, 2010. Such deliveries shall constitute the consent of the Corporation to the Underwriters’ use of the Shelf Prospectuses and Prospectus Supplements in connection with the distribution of the Underwritten Shares in the Qualifying Canadian Jurisdictions and in the United States in compliance with the provisions of this Agreement and Applicable Securities Laws.

(d)           Qualification of Securities

The Corporation will promptly from time to time take such action as the Underwriters may reasonably request to qualify the Underwritten Shares for offering and sale under the Applicable Securities Laws or "Blue Sky laws" of such United States or Canadian jurisdictions as the Underwriters may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for so long as may be necessary to complete the distribution of the Underwritten Shares until 30 days after the date hereof; provided that in connection therewith, the Corporation shall not be required to amend its charter documents or bylaws or to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction or subject itself to taxation in respect of its operations in any jurisdiction in which it is not otherwise so subject.

(e)           Distribution of Shares

The Underwriters shall (and require any selling firm to agree with the Underwriters, for the benefit of the Corporation, to):

(i)	offer the Underwritten Shares for sale to the public only as permitted by applicable law and at a price not exceeding the per share Purchase Price;

(ii)
not solicit offers to purchase Underwritten Shares from, or sell Underwritten Shares to, any person resident in any jurisdiction other than the Qualifying Canadian Jurisdictions or the United States, except in a manner which is exempt from registration and prospectus requirements under applicable securities laws and which does not require the Corporation to register any of its securities or comply with ongoing filing or disclosure requirements or other similar requirements and further provided that in connection therewith, the Corporation shall not be required to amend its charter documents or by-laws or to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction or subject itself to taxation in respect of its operations in any jurisdiction in which it is not otherwise so subject;

(iii)
not make use of any "green sheet" or information memorandum in respect of the Corporation or the distribution of the Underwritten Shares in the United States and not make use of any such "green sheet" or information memorandum in Canada that has not first been approved by the Corporation, acting reasonably; and

(iv)	offer and sell the Underwritten Shares in the United States only through the U.S. Dealers.

(f)           Notice of Completion of Distribution

After the Closing Time, the Underwriters shall:

(i)	use their best efforts to complete the distribution of the Underwritten Shares as promptly as possible; and

(ii)	give prompt written notice to the Corporation when, in the opinion of the Underwriters, the Underwriters have completed distribution of the Underwritten Shares, including a breakdown of the gross proceeds realized therefrom in each of the Qualifying Canadian Jurisdictions, in the United States and in any other applicable jurisdiction.

4.           Material Changes During Distribution

(a)           Corporation Material Change

During the period from the date of this Agreement to the completion of distribution of the Underwritten Shares, the Corporation shall promptly notify the Underwriters in writing of:

(i)
any material change (actual, anticipated, or threatened, financial or otherwise) in the affairs, assets, liabilities (contingent or otherwise) or capital of the Corporation that is not otherwise referred to in the Disclosure Package or the Shelf Prospectuses as supplemented by the Prospectus Supplements;

(ii)
any material fact which has arisen or been discovered that would have been required to have been stated in the Disclosure Package, the Shelf Prospectuses as supplemented by the Prospectus Supplements or the Registration Statement had such fact arisen or been discovered on, or prior to, the date of such document; and

(iii)
any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Disclosure Package, the Shelf Prospectuses as supplemented by the Prospectus Supplements or the Registration Statement, including all Documents Incorporated by Reference, which fact or change is, or may be, of such a nature as to render any statement in the Disclosure Package, the Shelf Prospectuses as supplemented by the Prospectus Supplements or the Registration Statement misleading or untrue or which would result in a misrepresentation in the Disclosure Package, the Shelf Prospectuses as supplemented by the Prospectus Supplements or the Registration Statement or which would result in the Disclosure Package, the Shelf Prospectuses as supplemented by the Prospectus Supplements or the Registration Statement not complying (to the extent that such compliance is required) with Applicable Securities Laws.

The Corporation will in good faith discuss with the Underwriters any event described in clauses (i), (ii) or (iii) above that occurs or is discovered during the period from the date of this Agreement to the completion of distribution of the Underwritten Shares which is of such a nature that there may be reasonable doubt as to whether notice need be given to the Underwriters pursuant to this subsection 4(a). If at any time during the period from the date of this Agreement to the completion of distribution of the Underwritten Shares, any event described in clauses (i), (ii) or (iii) above occurs or any condition exists as a result of which it is necessary, in the reasonable opinion of counsel for the Corporation or the Underwriters, to amend the Registration Statement or amend or supplement the Disclosure Package or the Shelf Prospectuses as supplemented by the Prospectus Supplements, as the case may be, in order that the Disclosure Package or the Prospectus Supplements will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser, or if it shall be necessary, in the opinion of any such counsel, at any such time to amend the Registration Statement or amend or supplement the Disclosure Package, the Shelf Prospectuses as supplemented by the Prospectus Supplements, as the case may be, in order to comply with the requirements under Applicable Securities Laws or other applicable laws, the Corporation will promptly prepare and file such Prospectus Amendment as may be necessary to correct such statement or omission or to make the Registration Statement, the Disclosure Package or the Shelf Prospectuses as supplemented by the Prospectus Supplements, as the case may be, comply with such laws, and the Corporation will furnish to the Underwriters such number of copies of such amendment or supplement as the Underwriters may reasonably request.

The Corporation shall not file any Prospectus Amendment or other document, however, without first obtaining approval from the Underwriters, after consultation with the Underwriters with respect to the form and content thereof, which approval shall not be unreasonably withheld or delayed. The Corporation further covenants with the Underwriters (i) to furnish to it a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Corporation and not to use or refer to any proposed free writing prospectus to which the Underwriters reasonably object; and (ii) not to take any action that would result in the Underwriters or the Corporation being required to file with the SEC pursuant to Rule 433(d) under the 1933 Act a free writing prospectus prepared by or on behalf of the Underwriters that the Underwriters otherwise would not have been required to file thereunder.

(b)           Change in Applicable Securities Laws

If during the period of distribution of the Underwritten Shares, there shall be any change in the Applicable Securities Laws which, in the opinion of any Underwriter, acting reasonably, requires the filing of a Prospectus Amendment, the Corporation shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file such Prospectus Amendment with the appropriate securities regulatory authority in each jurisdiction where such filing is required.

(c)	Change in Closing Date

If a material change occurs or an undisclosed material fact has arisen or been discovered prior to the Closing Date, then, subject to paragraph 9, the Closing Date shall be, unless the Corporation and the Underwriters otherwise agree in writing or unless otherwise required under the Applicable Securities Laws, the later of:

(i)
the third Business Day following the date on which all applicable filings or other requirements of the Applicable Securities Laws with respect to such material change or change in a material fact have been made or complied with in all relevant jurisdictions and any appropriate receipts obtained for such filings and notice of such filings from the Corporation or its counsel have been received by the Underwriters; and

(ii)	the fifth Business Day following the date upon which the commercial copies of any Prospectus Amendment have been delivered in accordance with subparagraph 3(b).

In no event, however, shall the Closing Date be later than May 27, 2010.

(d)	Notification

During the period commencing on the date hereof until the Underwriters notify the Corporation of the completion of the distribution of the Underwritten Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i)
any request of any Canadian Securities Regulator or the SEC for any amendment to the Shelf Prospectuses, the Prospectus Supplements, the Registration Statement or any supplementary material or for any additional information in respect of the offering of the Underwritten Shares;

(ii)
the receipt by the Corporation of any material communication, whether written or oral, from any Canadian Securities Regulator, the SEC, either Stock Exchange or any other competent authority, relating to the Shelf Prospectuses, the Prospectus Supplements, the Registration Statement or the distribution of the Underwritten Shares;

(iii)
any notice or other correspondence received by the Corporation from any governmental body requesting any information, meeting or hearing relating to the Corporation, the offering, the issue and sale of the Underwritten Shares or any other event or state of affairs, that the Corporation reasonably believes would have a material adverse effect on the affairs, assets, financial condition or liabilities of the Corporation; or

(iv)
the issuance by any Canadian Securities Regulator, the SEC, either Stock Exchange or any other competent authority, including any other governmental or regulatory body, of any order to cease or suspend trading or distribution of any securities of the Corporation or of the institution, threat of institution of any proceedings for that purpose or any notice of investigation that could potentially result in an order to cease or suspend trading or distribution of any securities of the Corporation.

5.           Services Provided by Underwriters and Underwriting Fee

In consideration for the Underwriters’ services in assisting in the preparation of the Shelf Prospectuses, the Prospectus Supplements, the Registration Statement and any Prospectus Amendments, in distributing the Underwritten Shares, both directly and to other registered dealers as brokers, and in performing administrative work in connection with the distribution of the Underwritten Shares, the Corporation agrees to pay to the Underwriters the Underwriting Fee. The Underwriting Fee shall be payable as provided for in subparagraph 6(a). The Underwriting Fee shall be payable by way of set-off of the amount of the Underwriting Fee against, and deduction of the Underwriting Fee from, the Purchase Price.

6.           Delivery of Purchase Price, Underwriting Fee and Certificate

(a)            Deliveries

The purchase and sale of the Underwritten Shares shall be completed at the Closing Time at the offices of Fraser Milner Casgrain LLP, 1 First Canadian Place, 39th Floor, 100 King Street West, Toronto, Ontario, or at such other place as the Underwriters and the Corporation may agree upon.

At the Closing Time, the Corporation shall deliver to CIBC, on behalf of the Underwriters one or more definitive share certificate(s) representing the Underwritten Shares in favour of the Underwriters or their nominee(s), against payment by the Underwriters to the Corporation of the Purchase Price, less the Underwriting Fee, by wire transfer, or if permitted under applicable laws, certified cheque or bank draft (in any case, as may be directed by the Corporation) in U.S. dollars together with a receipt signed by CIBC, on behalf of the Underwriters for such definitive certificate(s) and a receipt for the Underwriting Fee.

(b)            Delivery of Certificate(s) to Transfer Agent

The Corporation shall, prior to the Closing Date, make all necessary arrangements for the exchange of the definitive certificate(s) representing the Underwritten Shares, on the Closing Date, at the principal offices of the Canadian Transfer Agent in the City of Toronto and the U.S. Transfer Agent in Jersey City, New Jersey for certificates representing such number of Underwritten Shares registered in such names as shall be designated by CIBC, on behalf of the Underwriters not less than 48 hours (or 72 hours if the Closing Date is a Monday) prior to the Closing Time.

The Corporation shall pay all fees and expenses payable to the Canadian Transfer Agent and the U.S. Transfer Agent in connection with the preparation, delivery, certification and exchange of the Underwritten Shares, contemplated by this subparagraph 6(b) and the fees and expenses payable to the Canadian Transfer Agent and the U.S. Transfer Agent in connection with the initial or additional transfers as may be required in the course of the distribution of the Underwritten Shares.

7.           Representations and Warranties of the Corporation

The Corporation represents and warrants to the Underwriters that, and acknowledges that the Underwriters are relying upon, such representations and warranties in purchasing the Underwritten Shares:

(a)
the Corporation is a company duly continued, organized and validly existing under the laws of Alberta and is properly registered under the laws of all jurisdictions in which its operations are carried on except where the failure to be so registered would not have a material adverse effect on the operations of the Corporation;

(b)
the Corporation is (i) a reporting issuer not in default in any material respect of any requirement under Canadian Securities Laws, and (ii) not in default in any material respect of any requirement under U.S. Securities Laws;

(c)
the Corporation has the requisite corporate power, authority and capacity to enter into this Agreement and to perform the transactions contemplated herein and the Corporation has the requisite corporate power, authority and capacity to own its property and assets including licences or other similar rights and to carry on the affairs customarily carried on by it and has all the requisite corporate power and authority to carry on its affairs as currently carried on or as currently proposed to be carried on. The Corporation is conducting its affairs in compliance with all applicable laws, rules and regulations of each jurisdiction in which its affairs are carried on and is duly licensed, registered or qualified in all jurisdictions in which it owns its property or carries on affairs to enable its affairs to be carried on as now conducted and its property and assets to be owned, except where such non-compliance or failure to obtain such licence, registration or qualification would not have a material adverse effect on the affairs of the Corporation and all such licences, registrations and qualifications are valid and subsisting and in good standing;

(d)
the Corporation has authorized share capital consisting of an unlimited number of Class A Shares and 50,000 Common Shares of which 40,000 Common Shares and 212,982,713 Class A Shares and no more are validly issued and outstanding as fully paid and non-assessable. No person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Corporation of any unissued shares of the Corporation except as otherwise referred to in the Disclosure Package and the Shelf Prospectuses as supplemented by the Prospectus Supplements;

(e)
except as disclosed in the Disclosure Package and the Shelf Prospectuses as supplemented by the Prospectus Supplements, to the best of the Corporation’s knowledge, there is no action, proceeding or investigation pending or threatened against the Corporation before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which is reasonably expected to result in any material change in the affairs or in the condition (financial or otherwise) of the Corporation or its properties or assets (taken as a whole), or which questions the validity of any action taken or to be taken by the Corporation pursuant to or in connection with this Agreement or as contemplated by the Disclosure Package and the Shelf Prospectuses as supplemented by the Prospectus Supplements;

(f)
since January 31, 2010, there have been no changes in the assets or liabilities of  the Corporation from the position thereof as set forth therein, except changes arising from transactions in the ordinary course of its affairs which, in the aggregate, have not been material to the Corporation and except for changes that are disclosed in the Disclosure Package and the Shelf Prospectuses as supplemented by the Prospectus Supplements;

(g)
the financial statements of the Corporation, including the notes thereto, incorporated in the Disclosure Package, the Prospectus Supplements and the Registration Statement have been prepared in conformity with Canadian generally accepted accounting principles and in a manner that is consistent with U.S. generally accepted accounting principles and in accordance with the 1933 Act and the Rules, including the requirements of Form F-10, in each case applied on a consistent basis throughout the periods involved;

(h)
the financial statements of the Corporation as incorporated by reference in the Disclosure Package and the Shelf Prospectuses as supplemented by the Prospectus Supplements present fairly in all material respects the financial position of the Corporation as at the dates of such statements;

(i)
the Corporation is not in material violation of, and the execution and delivery of this Agreement and the performance by the Corporation of its obligations under this Agreement will not result in any material breach or, violation of, or be in material conflict with, or constitute a material default under, or create a state of facts which after notice or lapse of time, or both, would constitute a material default under any term or provision of the charter documents or by-laws of the Corporation or any resolution of the directors or shareholders of the Corporation or any material contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease, judgment, decree, order, statute, rule, licence or regulation applicable to the Corporation;

(j)
no approval, authorization, consent or other order of, and no filing, registration or recording with, any governmental authority is required of the Corporation in connection with the execution and delivery or with the performance by the Corporation of this Agreement except as disclosed in the Disclosure Package and the Shelf Prospectuses as supplemented by the Prospectus Supplements and compliance with the Applicable Securities Laws with regard to the distribution of the Underwritten Shares in the Qualifying Canadian Jurisdictions and the United States;

(k)
this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a valid and binding obligation of the Corporation, enforceable in accordance with its terms, except as enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought and subject to the fact that rights of indemnity and contribution may be limited by applicable law and enforceability of paragraph 11 would be determined only in the discretion of a court;

(l)
the Underwritten Shares hereinbefore described have been, or prior to the Closing Time will be, duly authorized for issuance and, when a certificate for such shares is countersigned by the Canadian Transfer Agent and issued, delivered and paid for, such shares will be validly issued, fully paid and non-assessable and all statements made in the Disclosure Package and the Shelf Prospectuses as supplemented by the Prospectus Supplements describing such shares will be accurate in all material respects;

(m)
the form of the share certificate representing the Class A Shares has been approved and adopted by the Corporation and complies with all applicable legal and regulatory requirements, including the requirements of the Toronto Stock Exchange;

(n)
to the knowledge of the Corporation, no securities commission, stock exchange or comparable authority has issued any order preventing or suspending the use or effectiveness of the Shelf Prospectuses, the Disclosure Package, the Prospectus Supplements, the Registration Statement or any Prospectus Amendment or preventing the distribution of the Underwritten Shares in any Qualifying Canadian Jurisdiction or the United States nor instituted proceedings for that purpose and, to the knowledge of the Corporation, no such proceedings are pending or contemplated;

(o)	the Corporation is eligible in accordance with the provisions of National Instrument 44-101 to file a short form prospectus under National Instrument 44-102 with Canadian Securities Regulators;

(p)
the Corporation is not, and upon consummation of the transactions contemplated hereby will not be, an "investment company" or an entity "controlled by an investment company" as such terms are defined in the United States Investment Company Act of 1940, as amended;

(q)
CIBC Mellon Trust Company, at its principal office in the Cities of Calgary, Montreal, Toronto and Vancouver has been duly appointed as registrar and transfer agent for the Class A Shares in Canada, and Mellon Investor Services LLC, at its principal office in Jersey City, New Jersey and Pittsburgh, Pennsylvania, has been duly appointed as registrar and transfer agent for the Class A Shares in the United States;

(r)	to the knowledge of the Corporation, the Corporation is not a "related issuer" or "connected issuer" (as such terms are defined under the Canadian Securities Laws) of the Underwriters;

(s)	the Corporation has prepared and filed with the SEC an appointment of agent for service of process upon the Corporation on Form F-X;

(t)	the Corporation meets the general eligibility requirements for use of Form F-10 under the 1933 Act;

(u)
as at their respective dates, the Canadian Shelf Prospectus does, and the Canadian Prospectus Supplement will, comply in all material respects with the Canadian Securities Laws and, at the time of delivery of the Underwritten Shares to the Underwriters, the Canadian Prospectus

Supplement will comply in all material respects with the Canadian Securities Laws;

(v)
(i) the U.S. Shelf Prospectus conforms and the U.S. Prospectus Supplement will conform to the Canadian Shelf Prospectus and Canadian Prospectus Supplement, respectively, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC under the 1933 Act (the "Rules"); (ii) the Registration Statement as amended or supplemented, on the Effective Date and on the date hereof did not and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (iii) the U.S. Shelf Prospectus, the Corporation’s Form F-X and the Registration Statement comply, and the U.S. Prospectus Supplement will comply, in all material respects with the 1933 Act and the Rules; (iv) the Disclosure Package does not, and at the Applicable Time, the time of each sale of the Class A Shares in connection with the offering when the U.S. Prospectus Supplement is not yet available to prospective purchasers and at the Closing Date will not, and the U.S. Shelf Prospectus as supplemented by the U.S. Prospectus Supplement as of its date and as of the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Canadian Shelf Prospectus contains, and the Canadian Prospectus Supplement will contain, full, true and plain disclosure of all material facts required to be stated therein relating to the Corporation, the affairs of the Corporation, and the Underwritten Shares, and as of the date of its filing will contain no untrue statement of a material fact and will not omit to state a material fact regarding the Corporation and its affairs that is necessary to make any statement therein not misleading in light of the circumstances in which it was made; provided, however, that this representation and warranty shall not apply to statements or omissions made in reliance upon and in conformity with information relating to the Underwriters furnished in writing to the Corporation by the Underwriters expressly for use in the Shelf Prospectuses, the Disclosure Package, the Prospectus Supplements or the Registration Statement;

(w)
there are no reports or information that in accordance with the requirements of the Canadian Securities Regulators or the SEC must be made publicly available or filed in connection with the offering of the Underwritten Shares that have not been made publicly available or filed as required;

(x)
the delivery by the Corporation of any signed Prospectus Amendment or material change report required to be filed under the Applicable Securities Laws will constitute a representation and warranty by the Corporation to the Underwriters that all the information and statements contained therein (except information and statements relating to the Underwriters) are true and correct and that no material information has been omitted therefrom which is necessary to make the statements contained therein not misleading;

(y)
the Corporation is in material compliance with each material license held by it and is not in violation of, or in default in any material respect under, the applicable statutes, ordinances, rules, regulations, orders or decrees (including, without limitation, "Environmental Laws" as defined below) of any governmental entities, regulatory agencies or bodies asserting or claiming jurisdiction over it or over any part of its affairs or assets, except for such violations and defaults which, singly or in the aggregate, would not have a material adverse effect on the assets or properties, affairs, prospects or condition (financial or otherwise) of the Corporation;

(z)
to the best of the knowledge of the Corporation, there are no foreign, federal, provincial, state or local laws or regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws") which affect or otherwise have any application to the Corporation or its affairs, properties and assets (taken as a whole), or to which the Corporation is otherwise subject.  The Corporation does not require any license or other approval under any Environmental Laws to conduct its operations;

(aa)	there has not been any reportable event (within National Instrument 51-102) with the auditors of the Corporation;

(bb)	the Company shall use its best efforts to arrange for the listing and posting for trading of the Underwritten Shares on the Stock Exchanges on or before the Time of Closing; and

(cc)	the Corporation is using the net proceeds of the offering of the Underwritten Shares for the purposes described in the Shelf Prospectuses, Prospectus Supplements and the Disclosure Package.

8.	Conditions

The Underwriters’ obligation to purchase the Underwritten Shares at the Closing Time is subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement, both as of the date of this Agreement and as of the Closing Time, the performance by the Corporation of its obligations under this Agreement and the following additional conditions:

(a)
the Underwriters shall have received at the Closing Time an opinion addressed to the Underwriters and Cassels Brock & Blackwell LLP, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, dated the Closing Date from counsel to the Corporation, Fraser Milner Casgrain LLP, with respect to such matters related to the transactions contemplated hereby reasonably requested by the Underwriters, including, without limitation, an opinion stating that: “Nothing has come to such counsel’s attention that would lead it to believe that (1) as of the Applicable Time or at the Closing Time, the Disclosure Package (except for the financial statements and schedules and other financial data included or incorporated by reference therein or omitted therefrom, as to which such counsel need make no statement) included or includes any untrue statement of a material fact or omitted or omits to state any material fact necessary in order to make the statements therein, in the light of circumstances under which they were made, not misleading or (2) that the U.S. Prospectus Supplement (except for financial statements and schedules and other financial data included or incorporated by reference therein or omitted therefrom as to which we need make no statement), at the time the U.S. Prospectus Supplement was issued or at Closing Time, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.” In providing such opinions, counsel to the Corporation may rely upon the opinions of local counsel where they deem such reliance proper as to the laws other than those of Canada, Ontario and British Columbia and as to matters of fact, on certificates of the Corporation’s registrar and transfer agent, auditors, public and stock exchange officials and officers of the Corporation;

(b)
the Underwriters shall have received at the Closing Time an opinion of the Corporation’s U.S. counsel, Dorsey & Whitney LLP, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to such matters related to the transactions contemplated hereby reasonably requested by the Underwriters, including, without limitation, an opinion stating that: “Nothing has come to such counsel’s attention that would lead it to believe that (1) as of the Applicable Time or at the Closing Time, the Disclosure Package (except for the financial statements and schedules and other financial data included or incorporated by reference therein or omitted therefrom, as to which such counsel need make no statement) included or includes any untrue statement of a material fact or omitted or omits to state any material fact necessary in order to make the statements therein, in the light of circumstances under which they were made, not misleading; (2) at the time the U.S. Prospectus Supplement was issued and at Closing Time, the U.S. Shelf Prospectus as supplemented by the U.S. Prospectus Supplement (except for financial statements and schedules and other financial data included or incorporated by reference therein or omitted therefrom as to which such counsel need make no statement), included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (3) at the Effective Date, the date of the Agreement and the date of the U.S. Prospectus Supplement, the Registration Statement (except for financial statements and schedules and other financial data included or incorporated by reference therein or omitted therefrom, as to which such counsel need make no statement) included any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading";

(c)
the Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date from the Underwriters’ counsel, Cassels Brock & Blackwell LLP, with respect to matters related to the transactions contemplated hereby reasonably requested by the Underwriters. In providing such opinion Cassels Brock & Blackwell LLP shall be entitled to rely on the opinions of local counsel as to matters governed by the laws of jurisdictions other than the laws of Canada and Ontario respectively, and as to matters of fact, on certificates of the Corporation’s registrar and transfer agents, public and stock exchange officials and officers of the Corporation.  Cassels Brock & Blackwell LLP shall also be entitled to rely upon the opinion of Fraser Milner Casgrain LLP with respect to the matters relating to the Corporation;

(d)
the Underwriters shall have received at the Closing Time a "long-form" comfort letter of Ernst & Young LLP, dated within two Business Days of the Closing Date, addressed to the Underwriters and the board of directors of the Corporation, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial and accounting information relating to the Corporation in the Prospectus Supplements or the Disclosure Package including all Documents Incorporated by Reference, which letter shall be in addition to the auditors' report incorporated by reference into the Prospectus Supplements or the Disclosure Package;

(e)
the Underwriters shall have received at the Closing Time a certificate dated the Closing Date signed by an appropriate officer of the Corporation addressed to the Underwriters and their counsel, with respect to the articles and by-laws of the Corporation, all resolutions of the board of directors of the Corporation relating to this Agreement, the Disclosure Package, the Prospectus Supplements and the Registration Statement, the incumbency and specimen signatures of signing officers and with respect to such other matters as the Underwriters may reasonably request;

(f)
the Underwriters shall have received at the Closing Time a certificate dated the Closing Date signed on behalf of the Corporation by the President and Chief Executive Officer of the Corporation or such other officers of the Corporation acceptable to the Underwriters, acting reasonably, addressed to the Underwriters certifying for and on behalf of the Corporation after having made due enquiry and after having carefully examined the Disclosure Package, the Prospectus Supplements and the Registration Statement, including all Documents Incorporated by Reference, that:

(i)
since the respective dates as of which information is given in the Disclosure Package, the Prospectus Supplements and the Registration Statement as amended by any Prospectus Amendments (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the affairs, assets or liabilities (contingent or otherwise) or capital of the Corporation, and (B) no transaction has been entered into by the Corporation which is material to the Corporation, other than as disclosed in the Disclosure Package, the Prospectus Supplements and the Registration Statement, or any Prospectus Amendments, as the case may be;

(ii)
no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Class A Shares or any other securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any of the Applicable Securities Laws or by any other regulatory authority;

(iii)	the Corporation has duly complied with all the terms and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(iv)
the representations and warranties of the Corporation contained in this Agreement were true and correct as of the Applicable Time and are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

(g)
there are no reports or information that in accordance with the requirements of the Canadian Securities Regulators must be made publicly available in connection with the sale of the Underwritten Shares that have not been made publicly available as required; there are no documents required to be filed with the SEC as an exhibit to the Registration Statement or with the Canadian Securities Regulators in connection with the Canadian Prospectus Supplement that have not been filed as required and delivered to the Underwriters; there are no contracts, documents or other materials required to be described or referred to in the Disclosure Package, the Prospectus Supplements or the Registration Statement that are not described, or referred to as required and delivered to the Underwriters;

(h)
the Underwriters shall have received at the Closing Time a certificate from the Canadian Transfer Agent dated the Closing Date and signed by an authorized officer of such transfer agent, confirming the issued capital of the Corporation;

(i)
unless an exception under FINRA Rule 5110(b)(7) is available, FINRA has confirmed that it has not raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements;

(j)
the Underwriters shall have received copies of all required approvals from the Stock Exchanges to permit the completion of the transactions contemplated herein and the conditional listing and posting for trading of the Underwritten Shares on the Stock Exchanges; and

(k)
the Underwriters and their counsel shall have received from the Corporation such further certificates, documents and other information as they may have reasonably requested; provided, however, that the Underwriters or their counsel shall request any such certificate, document or other information within a reasonable period prior to the Closing Time.

9.	Termination Rights

(a)            Litigation

If any inquiry, action, suit, investigation or other proceeding, whether formal or informal is instituted, threatened or announced or any order is made by any federal, provincial or other governmental authority in relation to the Corporation, including without limitation, any Stock Exchange, Canadian Securities Regulator or the SEC, which, in the reasonable opinion of an Underwriter, operates to prevent or restrict the distribution or trading of the Underwritten Shares or any other securities of the Corporation, each Underwriter shall be entitled, at its sole option, in accordance with subparagraph 9(e), to terminate its obligations under this Agreement by notice to that effect given to the Corporation at any time prior to the Closing Time.

(b)           Disaster Out

Any Underwriter shall be entitled, at its sole option, in accordance with subparagraph 9(e), to terminate this Agreement, by notice to the Corporation, at any time at or prior to Closing Time (i) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any law or regulation, which in the opinion of the Underwriter seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the operations or affairs of the Corporation, in each case the effect of which is such as to make it, in such Underwriter’s opinion, impracticable to market the Underwritten Shares or to enforce contracts for the sale of the Underwritten Shares, or (ii) trading in any securities of the Corporation has been suspended or materially limited by the SEC, any Canadian Securities Regulator or either of the Stock Exchanges or if trading generally on either of the Stock Exchanges has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of any Canadian Securities Regulator, the SEC, FINRA or any other governmental authority, or (iii) if a banking moratorium has been declared by Canadian, U.S. Federal or New York authorities.

(c)            Material Change

If, prior to the Closing Time, there occurs or is announced or discovered any material change or a change in any material fact or there arises or is discovered any undisclosed material fact, such as is contemplated in subparagraph 4(a), which results in or in such Underwriter’s reasonable opinion, is reasonably expected to have a significant adverse effect on the market price or value of the Underwritten Shares, each Underwriter shall be entitled, at its sole option, in accordance with subparagraph 9(e), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time.

(d)           Conditions

The Corporation agrees that that all terms and conditions of Section 8 shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use all reasonable commercial efforts to cause such conditions to be complied with, and that any breach or failure by the Corporation to comply with any such conditions shall entitle each Underwriter to terminate its obligations to purchase the Underwritten Shares by notice to that effect given to the Corporation at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. Each Underwriter may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon such Underwriter only if such waiver or extension is in writing and signed by such Underwriter.

(e)           Exercise of Termination Rights

The rights of termination contained in subparagraphs 9(a), (b), (c) and (d) are in addition to any other rights or remedies such Underwriter may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. In the event that an Underwriter exercises such rights of termination, there shall be no further liability on the part of such Underwriter to the Corporation or on the part of the Corporation to such Underwriter except in respect of any liability that may have arisen or may later arise under paragraphs 10, 11 and 13.

10.               Indemnity

(a)           Indemnity

The Corporation will indemnify and save harmless the Underwriters and their affiliates (which shall include, without limitation, the U.S. Dealers) and each of their respective directors, officers, employees and agents from and against all liabilities, claims, losses (other than loss of profits), reasonable costs, damages and reasonable expenses (including, without limitation any legal fees or other expenses reasonably incurred by the Underwriters in connection with defending or investigating any such action or claim) (a "Claim") in any way caused by, or arising directly or indirectly from, or in consequence of:

(i)
any information or statement (except any statement relating solely to any of the Underwriters and provided by the Underwriters for use therein) contained in this Agreement, the Shelf Prospectuses, the Disclosure Package, any issuer free writing prospectus as defined in Rule 433(h) under the 1933 Act, any Corporation information that the Corporation has filed, or is required to file, pursuant to Rule 433(d) of the 1933 Act, the Prospectus Supplements or the Registration Statement, including the Documents Incorporated by Reference, or any Prospectus Amendments thereto or supplements which, at the time and in the light of the circumstances under which it was made, contains or is alleged to contain a misrepresentation;

(ii)
any omission or alleged omission to state in the Shelf Prospectuses, the Disclosure Package, any issuer free writing prospectus as defined in Rule 433(h) under the 1933 Act, any Corporation information that the Corporation has filed, or is required to file, pursuant to Rule 433(d) of the 1933 Act, the Prospectus Supplements or the Registration Statement, including the Documents Incorporated by Reference, or any Prospectus Amendments or supplements thereto, any fact (except facts relating solely to any of the Underwriters and provided by the Underwriters expressly for use therein), whether material or not, regarding the Corporation and its operations and affairs that is necessary to make any statement therein not misleading (in the case of the Shelf Prospectuses, the Disclosure Package and Prospectus Supplements) in light of the circumstances in which it was made;

(iii)
any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission regarding facts relating solely to any of the Underwriters and provided by the Underwriters expressly for use therein) in the Shelf Prospectuses, the Disclosure Package, any issuer free writing prospectus as defined in Rule 433(h) under the 1933 Act, any Corporation information that the Corporation has filed, or is required to file, pursuant to Rule 433(d) of the 1933 Act, the Prospectus Supplements or the Registration Statement, including the Documents Incorporated by Reference, or any Prospectus Amendments or supplements thereto or based upon any failure to comply with the Applicable Securities Laws (other than any failure or alleged failure to comply by any of the Underwriters), preventing or restricting the trading in or the sale or distribution of the Underwritten Shares in any of the Qualifying Canadian Jurisdictions or the United States;

(iv)
the non-compliance or alleged noncompliance by the Corporation with any of the Applicable Securities Laws, including, in the case of the Corporation, the Corporation’s non-compliance with any statutory requirement to make any document available for inspection; or

(v)	any breach by the Corporation of its representations, warranties, covenants or obligations to be complied with under this Agreement.

In no event shall this indemnity enure to the benefit of the Underwriters, if (i) a court of competent jurisdiction in a final judgment determines that the Claim in respect of which indemnification is sought is a result of or arises out of the recklessness, gross negligence or willful misconduct of the Underwriters; or (ii) a copy of the Prospectus Supplements (as then amended or supplemented, if the Corporation shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of the Underwriters to a person asserting any such losses, claims, damages or liabilities, but only (x) if required by law so to have been delivered by the Underwriters to such person, at or prior to the written confirmation of the sale of the Underwritten Shares to such person, and (y) if the Disclosure Package or the Prospectus

 Supplements (as so amended or supplemented) delivered to the Underwriters a reasonable amount of time in advance of such confirmation would have cured the defect giving rise to such losses, claims, damages or liabilities.

(b)           Notification of Claims

If any Claim is asserted against any person or company in respect of which indemnification is or might reasonably be considered to be provided, such person or company (the "Indemnified Party") will notify the Corporation as soon as possible of the nature of such Claim (but the omission so to notify the Corporation of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party and any omission so to notify the Corporation of any actual Claim shall affect the Corporation’s liability only to the extent that it is materially prejudiced by that failure).  Subject to subparagraph 10(d), the Corporation shall be entitled to participate in and, to the extent that it shall wish, to assume the defense of any suit brought to enforce such Claim; provided, however, that the defense shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, that no settlement of any such Claim or admission of liability may be made by the Corporation or the Indemnified Party without the prior written consent of the other parties, acting reasonably, and the Corporation shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement.  The Corporation shall not settle any Claim, or compromise a consent to any judgment unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

(c)           Right of Indemnity in Favour of Others

With respect to any Indemnified Party who is not a party to this Agreement, the Indemnified Parties who are party to this Agreement shall obtain and hold the rights and benefits of this paragraph in trust for and on behalf of such Indemnified Party.

(d)           Retaining Counsel

In any Claim, the Indemnified Party shall have the right to retain other counsel to act on its behalf, provided that the reasonable fees and disbursements of such counsel shall be paid by the Indemnified Party unless (i) the Corporation fails to assume the defense of such suit on behalf of the Indemnified Party within 10 days of receiving written notice of such suit; (ii) the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include the Indemnified Party and the Corporation and the Indemnified Party shall have been advised by counsel that the representation of all parties by the same counsel would be inappropriate due to the actual or potential differing interests between them. In no event shall the Corporation be liable to pay the fees and disbursements of more than one firm of separate counsel for all Indemnified Parties and, in addition, one firm of local counsel in each applicable jurisdiction.

11.             Contribution

(a)           Contribution by the Corporation

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in paragraph 10 is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any Claim, the Corporation (the "Indemnifier") and the Underwriters shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by the Corporation as a result of such Claim in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand from the offering of the Underwritten Shares; or if this allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Corporation on the one hand and the Underwriters on the other hand in connection with the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 10 which resulted in such Claim, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation on the one hand and the Underwriters on the other hand shall be deemed to be in the same proportion as the total proceeds (net of the fee payable to the Underwriters but before deducting expenses (to the extent that such expenses are payable by the Corporation pursuant to paragraph 13)) received by the Corporation from the issue and sale of the Underwritten Shares bears to the fee received by the Underwriters, in each case, as set out in the table on the face page of the Prospectus Supplements. The relative fault of the Corporation on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 10 which resulted in such Claim relates to information supplied by or steps or actions taken or done by or on behalf of the Corporation or to information supplied by or steps or actions taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 10.  The amount paid or payable by an Indemnified Party as a result of the Claim referred to above shall include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claim, whether or not resulting in any such action, suit, proceeding or claim.  The Corporation and the Underwriters agree that it would not be just and equitable if contribution pursuant to this paragraph 11 were determined by any method of allocation which does not take into account the equitable considerations referred to immediately above.

A person who is engaged in any fraud, fraudulent misrepresentation, recklessness or gross negligence shall not, to the extent that a court of competent jurisdiction in a final judgment determines that the Claim was caused by that activity, be entitled to claim contribution therefor from any person who is not engaged in that fraud, fraudulent misrepresentation, recklessness or gross negligence.

(b)           Right of Contribution in Addition to Other Rights

The rights to contribution provided in this paragraph 11 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(c)           Calculation of Contribution

In the event that a court of competent jurisdiction in a final judgment determines that an Indemnifier is entitled to contribution from the Underwriters under the provisions of any statute or at law, the Indemnifier shall be limited to contribution in an amount not exceeding the lesser of:

(i)	the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in subparagraph 11(a), and

(ii)	the amount of the fee actually received by the Underwriters from the Corporation under this Agreement.

(d)           Notice of Claim for Contribution

Notification to the Corporation of a Claim pursuant to subparagraph 10(b) shall be deemed to also constitute notice to the Corporation that a claim for contribution by the Underwriters may arise and omission to so notify shall have similar effect.

(e)           Right of Contribution in Favour of Others

The Corporation hereby acknowledges and agrees that, with respect to paragraphs 10 and 11 hereof, the Underwriters are contracting on their own behalf and as agents for their affiliates and for their affiliates’ directors, officers, employees and agents (collectively, the "Beneficiaries"). In this regard the Underwriters shall act as trustees for the Beneficiaries of the Corporation’s covenants under paragraphs 10 and 11 hereof with respect to the Beneficiaries and accept these trusts and shall hold and enforce the covenants on behalf of the Beneficiaries. The Underwriters’ respective obligations to contribute pursuant to this paragraph 11 are several in proportion to the percentages set forth opposite their names in paragraph 19 hereof and not joint.

12.                  Severability

If any provision of paragraph 10 or 11 is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

13.               Expenses

Whether or not the transactions contemplated by this Agreement shall be completed, all expenses incurred by the Corporation and the Underwriters of, or incidental to, the issue, sale and delivery of the Underwritten Shares and all expenses of or incidental to all other matters in connection with the transaction set out in this Agreement shall be borne by the Corporation including, without limitation, fees and expenses payable in connection with the qualification of the Underwritten Shares, the reasonable fees of counsel to the Underwriters plus disbursements and Goods and Services Tax, the filing fees incident to, and the reasonable fees and disbursements of counsel to the Underwriters in connection with  all fees and disbursements of counsel to the Corporation, local counsel and U.S. counsel, all fees and expenses of the Corporation's auditors, fees and expenses relating to the marketing of the Underwritten Shares (including, without limitation, "road shows"; marketing meetings, marketing documentation and institutional investor meetings) and all reasonable out-of-pocket expenses of the Underwriters (including the Underwriters’ travel expenses in connection with due diligence, marketing meetings and "road shows") and all costs incurred in connection with the preparation and printing of the Shelf Prospectuses, the Disclosure Package, any free writing prospectus, Prospectus Supplements, Registration Statement, Prospectus Amendments and certificates representing the Underwritten Shares.  All amounts to be paid under this paragraph 13 shall be paid forthwith upon receiving an invoice therefor.

14.               Restrictions on Sales

Unless this Agreement is terminated in accordance with its terms or the Closing does not occur on the Closing Date, the Corporation shall not for a period of 90 days after the Closing Date, (i) offer, pledge, sell, contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, Class A Shares or Common Shares of the Corporation or any securities convertible into or exercisable or exchangeable for Class A Shares or Common Shares, or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Shares or Common Shares or such other securities, whether any such transaction described in clause (i) or (ii) of this paragraph is to be settled by delivery of Class A Shares or Common Shares or such other securities, in cash or otherwise, other than the Underwritten Shares offered pursuant to the transactions contemplated by this Agreement, without the prior consent of CIBC, acting reasonably.  The foregoing restrictions shall not apply with respect to issuances of securities by the Corporation in connection with (i) the exercise of currently outstanding director compensation securities or similar liabilities; or (ii) the satisfaction of outstanding instruments or contractual commitments that have been publicly disclosed.  For greater certainty, nothing contained in this paragraph 14 shall be construed to in any way limit the ability of the Corporation from issuing, transferring or otherwise dealing with any securities of the Corporation if this Agreement is terminated in accordance with its terms or the Closing does not occur on the Closing Date.

15.               Survival of Representations and Warranties

The respective representations, warranties, obligations and agreements of the Corporation and the Underwriters contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Underwritten Shares shall survive the purchase of the Underwritten Shares and shall continue in full force and effect unaffected by any subsequent disposition of the Underwritten Shares by the Underwriters or the termination of an Underwriter’s obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters or the Corporation, or any officer, director or controlling person of the Corporation in connection with the preparation of the Shelf Prospectuses, the Disclosure Package, Prospectus Supplements or Registration Statement or the distribution of the Underwritten Shares for a period of two years from the date hereof.

16.              Time of the Essence

Time shall be of the essence of this Agreement.

17.              Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in Ontario.

18.               Successors

This Agreement shall enure to the benefit of, and be binding on, the parties to this Agreement and any of their respective successors.

19.           Obligations of the Underwriters to be Several

Subject to the terms and conditions hereof, the obligation of the Underwriters to purchase the Underwritten Shares shall be several and not joint. The percentage of the Underwritten Shares to be severally purchased and paid for by each of the Underwriters shall be as follows:

CIBC World Markets Inc. 90%
Credit Suisse Securities (Canada), Inc. 10%

If an Underwriter (a "Refusing Underwriter") shall not complete the purchase and sale of the Underwritten Shares which such Underwriter has agreed to purchase hereunder for any reason whatsoever, the other Underwriter (the "Continuing Underwriter") shall be entitled, at its option, to purchase all but not less than all of the Underwritten Shares which would otherwise have been purchased by the Refusing Underwriter. If the Continuing Underwriter does not elect to purchase the balance of the Underwritten Shares pursuant to the foregoing:

(a)	the Continuing Underwriter shall not be obliged to purchase any of the Underwritten Shares that any Refusing Underwriter is obligated to purchase;
(b)	the Corporation shall not be obliged to sell less than all of the Underwritten Shares; and
(c)
the Corporation shall be entitled to terminate its obligations under this Agreement arising from its acceptance of this offer, in which event there shall be no further liability on the part of the Corporation or the Continuing Underwriter, except pursuant to the provisions of Sections 10, 11 and 13.

20.           Notice

Unless otherwise expressly provided in this Agreement, any notice, statement, request or other communication to be given under this Agreement (a "notice") shall be in writing addressed to:

(i)	the Corporation at:

Central Fund of Canada Limited
Hallmark Estates, Suite 805
1323-15th Avenue S.W.
Calgary, Alberta
T3C 0X8

Attention:         Mr. J. C. Stefan Spicer
c/o Administrator
Investor Inquiries Office
Fax:                     (905) 648-4196

with a copy to:

Fraser Milner Casgrain LLP
Suite 3900
1 First Canadian Place
100 King Street West
Toronto, Ontario
M5X 1B2

Attention:          Mr. John S. Elder, Q.C.
Fax:                      (416) 863-4592

(ii)	the Underwriters, to CIBC on their behalf at:

CIBC World Markets Inc.
Brookfield Place
161 Bay Street, 7th Floor
Toronto, Ontario,
M5J 2S8

Attention:           Mr. David A. Scott and Scott Smith
Fax:                      (416) 594-8848 and (416) 594-7765

and

Attention:           Mr. Robert J. Richardson,
Vice President, Associate General Counsel & Group Head, CIBC World Markets
Fax:	(416) 304-4573

with a copy to:

Cassels Brock & Blackwell LLP
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario
M5H 3C2

Attention:           Mr. Norman F. Findlay
Fax:                      (416) 350-6944

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent.

21.           Counterparts and by Facsimile

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, and may be delivered by facsimile, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

22.           Authority of CIBC

CIBC is hereby authorized by the other Underwriter to act on its behalf and the Corporation shall be entitled to and shall act on any communication given or agreement entered into by or on behalf of the Underwriters, which hereby represent and warrant that CIBC has irrevocable authority to bind the other Underwriter, except in respect of any consent to a settlement pursuant to paragraphs 10 and 11, which consent shall be given by the Indemnified Party, a notice of termination or waiver pursuant to paragraph 9, which notice may be given by any of the Underwriters, or any amendment to this Agreement which must be signed by all of the Underwriters. CIBC shall consult fully with the other Underwriter concerning any matter in respect of which it acts as representative of the Underwriters.

23.           No Advisory or Fiduciary Relationship

The Corporation acknowledges and agrees that (a) the purchase and sale of the Underwritten Shares pursuant to this Agreement, including the determination of the public offering price of the Underwritten Shares and any related discounts and commissions, is an arm’s-length commercial transaction between the Corporation, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the offering contemplated hereby and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Corporation or their shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Corporation with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Corporation on other matters) and no Underwriter has any obligation to the Corporation with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may, be engaged in a broad range of transactions that involve interests that differ from those of the Corporation, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Corporation has consulted its own respective legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

24.           Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes any and all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties and, except as incorporated by reference above, there are no warranties, representations or other agreements between the parties in connection with the subject matter of this Agreement unless signed by each party and purporting to be an amendment to this Agreement.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning them to CIBC World Markets Inc., facsimile number: 416-594-7765, upon which this letter as so accepted shall constitute an Agreement among us.

Yours very truly,

CIBC WORLD MARKETS INC.

By:        /s/ David A. Scott
Authorized Signatory

CREDIT SUISSE SECURITIES (CANADA), INC.

By:        /s/ Steven A. Latimer
Authorized Signatory

The foregoing is accepted and agreed to as of the date first above written.

CENTRAL FUND OF CANADA LIMITED

By:        /s/ J.C. Stefan Spicer
Authorized Signatory

SCHEDULE A

Time of Sale Information: None

SCHEDULE B

Issuer free writing prospectuses: None